Exhibit 99.1

Lee Roth, Investor Relations, KCSA

Thank you, Brian, and good morning everyone. This is Lee Roth, vice president of investor relations at KCSA Worldwide, Investor Relations counsel for Saifun. With me on the call today are Dr. Boaz Eitan, Chairman and CEO of Saifun; Kobi Rozengarten, President; and Igal Shany, CFO of Saifun Semiconductors.

By now you should have all received a copy of our Q4 and year end 2006 earnings press release which was issued earlier this morning. If you’ve not received it please refer to our website at www.saifan.com.

Before we begin today I’d like to remind you that the information on this conference call may contain statements relating to current expectations, estimates, forecasts and projections about future events that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based on management’s current estimates and projection, future results or trends.

Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of these risks and uncertainties, please refer to the risk factors in the company’s most recent annual report on form 20-F, filed with the U.S. SEC on April 11th, 2006.

The forward-looking statements are made only as of the date hereof and we undertake no obligation to update or revise such forward-looking statements, whether as a result of new information, future events or otherwise.

With that said I’d now like to turn the call over to Dr. Boaz Eitan. Boaz, go ahead please.

Boaz:

Thank you, Lee. Good day everyone and welcome to our fourth quarter call. Before I turn the call over to Igal for a review of the financials, I would like to share with you a few of the highlights:

In the fourth quarter of 2006 we met our projections and we advanced on several strategic fronts:

■	We continued to make progress with our licensees in bringing to market a broad range of NROM-based flash memory products that address each of the primary flash markets, namely Code, Data and Embedded. Sales of NROM-based products in 2006 approached $1.3 billion.

■	We extended our relationship with SMIC with respect to the design of Saifun’s 4-bit Quad NROM

■	Spansion continued to make progress toward the commercialization of its first data flash products and announced a new product line based on our Quad 4-bit-per-cell technology.

■	And we progressed well with our other licensees, particularly in Japan where our licensees are developing embedded solutions.

With this, I pass the call over to Igal for a review of the financials:

Igal:

Thank you Boaz.

Turning to our financial highlights, please note that we are referring to the Non-GAAP information presented in our press release which is available on our website.

Revenues for the fourth quarter were $14.0 M. compared to $16.3M in the fourth quarter of 2005.

Our revenues are made up of Licensing and Service revenues as follows:

Licensing revenues for the fourth quarter were $9.4M. Licensing revenues represented 67% of our total revenues this quarter. The majority of our licensing revenues this quarter were derived from Qimonda, Spansion and Macronix.

In 2006, we have seen an increase of our royalty revenues as a percentage of the total licensing revenues. For the full year 2006, royalty revenues were 30% of the total licensing revenues.

Service revenues for the fourth quarter were $4.6M. Service revenues represented 33% of our total revenues this quarter. This quarter our top service customers were Spansion, Sony and Qimonda.

At this point I wish to remind you that our full year 2006 and fourth quarter 2006 include license fees and service revenues from Qimonda. As we previously announced, as of Q1 2007, we do not expect to receive from Qimonda any license fees or service revenues, and to receive only limited amount of royalty revenues.

Gross margin for the fourth quarter was 73%. Gross margin on our service revenues was 17%. This quarter’s service gross margins were negatively affected by a profitability adjustment for one specific turn key project caused by additional resources required for its completion.

Operating expenses for the fourth quarter were $4.5 million or 32% of revenues which included 20% R&D and 12% SG&A. R&D together with cost of services in the fourth quarter was $6.6M or 47% of revenues compared to $5.3 million or 33% in the fourth quarter of 2005. The increase, in the fourth quarter, in R&D and cost of services resulted primarily from a recognition of deferred costs related to meeting a milestone in one of our service projects.

Operating income for the fourth quarter was $5.7 million or 41% of revenues compared to $8.7 million in the fourth quarter of 2005.

Net income for the fourth quarter was $8.0 million or 57% of revenues compared to $9.9 in the fourth quarter of 2005. Our non GAAP EPS for the fourth quarter was 25 cents per diluted share. Our full year, 2006, non-GAAP EPS was $1.22 per diluted share.

Stock based compensation for the fourth quarter which is included in the GAAP information was $1.6 million.

Total shares outstanding at the end of the fourth quarter were 31.5 million shares.

Regarding our cash flow, net cash provided from operating activities was $31.8 million for the year ended December 31, 2006. This represents 91% of our GAAP net income for the year ended December 31, 2006.

Finally, as of December 31, 2006 cash, marketable securities and short term investment were $231 million.

Now I would like to turn the call back over to Boaz,

Boaz –    Thank you Igal

As we discussed on our third quarter conference call, the decision by Qimonda to scale down its flash memory production presents a significant challenge for Saifun and it will affect our results in the near term. However, I believe that we remain well positioned for long-term success.

In recent weeks, several announcements underline our confidence that we are on the right track, that we have the right technology and we have the ability to execute.

■	First – this quarter two of our licensees announced their intention to bring to market their first Data Flash products in the first half of 2007:

š	Spansion just recently announced that a complete line of products from 256Mb to 2Gb based on our Quad NROM, will go into production in the first quarter of 2007. Spansion’s MirrorBit products, which are based on NROM, accounted for over 60% of Spansion’s sales in the fourth quarter of 2006.

š	SMIC will be introducing their first 2 Gb NROM-based data product to the market early this year. In addition, we are working together on the development of an 8Gb data flash product based on our Quad NROM, which is expected to reach the market in 2008.

■	Second –at the recent IEDM meeting, another major flash manufacturer announced its belief that trapping technology will replace Floating Gate in future generations of flash. This follows a similar announcement earlier in the year from the market share leader in data flash. We view these comments as further validation of our technology, and as the pioneers of trapping, we believe this sentiment presents great opportunities for Saifun.

In addition, we are making good progress in the embedded market where our technology offers a fast access, low power consumption and increased security. This year, NEC became the third Japanese manufacturer to license our technology and we have received excellent reports on the progress of projects at our other two Japanese licensees.

So as we look into the future, I believe that our activities with current licensees and the growing trend towards trapping solutions, well positions us for long term growth.

In terms of our outlook for the first quarter, we expect:

■	Revenues in Q1 to be in the range of $9.5M to $10.3M. This forecast is affected by the announced decision of Qimonda to phase out its NROM activity whereby no license fees and no service revenues are expected.

■	Operating profit margin, excluding stock-based compensation, is expected to be between 20%-25%.

Finally, as mentioned in our press release earlier today, Kobi Rozengarten, our President, will be leaving Saifun in July. After nine years with the Company, Kobi expressed his wish to pursue other goals and to spend more time with his family.

I would like to take this opportunity to thank Kobi on behalf of everyone at Saifun for his countless contributions over the years. Kobi was instrumental in building Saifun into a leader in NVM technology, and has helped position the Company to reach the next steps. It has been an honor and a pleasure to work closely with Kobi these last nine years, both professionally and personally, and I wish him the best in whatever he chooses to do.

Kobi, would you like to say a few words?

Kobi:

Thank you Boaz. My 9 years at Saifun have been a wonderful, rewarding experience. I am thankful for the opportunity I have had to lead Saifun through a very exciting period. It has been a privilege to work with Saifun’s outstanding management team and employees in developing what I believe is a very strong foundation for its future. I will stay involved with Saifun as a member of its board of directors and look forward to contributing to the strategic directions of the company.

Thank you everyone. I would now like to open the call to your questions…Operator